Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-168509

News Release

FOR IMMEDIATE RELEASE

FEBRUARY 13, 2012

CHESAPEAKE ENERGY CORPORATION PROVIDES DETAILS ON

ITS FINANCIAL PLAN FOR 2012

Company Targets $10-12 Billion in Asset Monetizations During the Year

OKLAHOMA CITY, OKLAHOMA, FEBRUARY 13, 2012 – Chesapeake Energy Corporation (NYSE:CHK) today provided details on its financial plan to fully fund the company’s anticipated capital expenditures during 2012 and provide additional liquidity for 2013. The company is also projecting that its rapidly increasing liquids production will enable it in 2014 to reach equilibrium between its cash flow from operations and its planned drilling and completion capital expenditures.

First, Chesapeake anticipates receiving total proceeds in the next 60 days of approximately $2 billion in two separate transactions. The company plans to complete a volumetric production payment on its Texas Panhandle Granite Wash assets and a financial transaction (similar to the company’s recent CHK Utica financial transaction) by a new unrestricted subsidiary formed to hold a portion of Chesapeake’s assets in Ellis and Roger Mills counties, Oklahoma, in the Cleveland and Tonkawa plays.

In addition, the company is pursuing joint venture transactions in its Mississippi Lime and Permian Basin plays where it owns 1.8 million and 1.5 million net acres of leasehold, respectively. Chesapeake has also recently received industry inquiries about a complete exit from the Permian Basin and today is announcing that it may consider a 100% sale of its Permian Basin assets if it receives a compelling offer. Chesapeake’s acreage ownership in the Permian Basin is one of the six largest in the Permian Basin, with leading positions in the Bone Spring, Avalon, Wolfcamp and Wolfberry plays. Chesapeake’s assets in the Permian Basin represent approximately 5% of the company’s total net proved reserves and current production. Chesapeake believes the Mississippi Lime joint venture, a Permian Basin transaction and various other minor asset sales could result in cash proceeds to Chesapeake of approximately $6-8 billion in 2012. The company is targeting completion of these transactions by the end of the 2012 third quarter.

Furthermore, Chesapeake anticipates monetization proceeds of approximately $2 billion during 2012 involving a portion of its midstream assets, service company assets and miscellaneous investments, bringing estimated total monetization cash proceeds in 2012 to $10-12 billion.

INVESTOR CONTACTS:		MEDIA Contacts:		CHESAPEAKE ENERGY CORPORATION
Jeffrey L. Mobley, CFA (405) 767-4763 jeff.mobley@chk.com	John J. Kilgallon (405) 935-4441 john.kilgallon@chk.com	Michael Kehs (405) 935-2560 michael.kehs@chk.com	Jim Gipson (405) 935-1310 jim.gipson@chk.com	6100 North Western Avenue P.O. Box 18496 Oklahoma City, OK 73154

These proceeds are substantially in excess of the difference between the company’s expected cash flow from operations and its planned capital expenditures and would allow the company to achieve its previously announced debt reduction goals while providing additional financial strength during this current period of low U.S. natural gas prices.

Finally, as part of its ongoing liability management strategy, Chesapeake today announced plans to issue $1 billion of Senior Notes due 2019 in a public offering, the proceeds of which will be used to refinance or partially refinance other shorter dated maturities later in the year and for general corporate purposes. Chesapeake affirms its goal to reduce its long-term debt to no more than $9.5 billion at December 31, 2012 and anticipates achieving investment grade metrics of net long-term debt per thousand cubic feet of natural gas equivalent proved reserves of less than $0.50 and net long-term debt to total capitalization of less than 35% by year-end 2012. Chesapeake plans to provide updated production and capital expenditure forecasts in conjunction with the release of its 2011 fourth quarter and full year financial and operational results on February 21, 2012.

Chesapeake Energy Corporation (NYSE:CHK) is the second-largest producer of natural gas, a Top 15 producer of oil and natural gas liquids and the most active driller of new wells in the U.S. Headquartered in Oklahoma City, the company’s operations are focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S. Chesapeake owns leading positions in the Barnett, Haynesville, Bossier, Marcellus and Pearsall natural gas shale plays and in the Granite Wash, Cleveland, Tonkawa, Mississippi Lime, Bone Spring, Avalon, Wolfcamp, Wolfberry, Eagle Ford, Niobrara, Three Forks/Bakken and Utica unconventional liquids plays. The company has also vertically integrated its operations and owns substantial midstream, compression, drilling, trucking, pressure pumping and other oilfield service assets directly and indirectly through its subsidiaries Chesapeake Midstream Development, L.P. and Chesapeake Oilfield Services, L.L.C. and its affiliate Chesapeake Midstream Partners, L.P. (NYSE:CHKM). Further information is available at www.chk.com where Chesapeake routinely posts announcements, updates, events, investor information, presentations and news releases.

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements give our current expectations or forecasts of future events. They include assumptions regarding future estimated debt levels and credit metrics, projected cash flows and liquidity, anticipated asset monetizations, sales, joint ventures and strategic investment transactions, achievement of our debt reduction goal and our ability to fund our capital expenditures. While we expect that the proceeds from the transactions described in this news release will be sufficient to fund our capital expenditures, we do not have binding agreements for any of these transactions, and our ability to consummate each of these transactions and their timing are subject to market conditions and other factors. Furthermore, achieving our proved reserve target depends on the success of our drilling program, commodity prices throughout the year and other factors beyond our control. Although Chesapeake believes the expectations and forecasts reflected in these forward-looking statements are reasonable, it can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. For a discussion of the risks that could cause actual results to differ from those projected, please see the “Risks Factors” discussion in the prospectus supplement we filed today with the U.S. Securities and Exchange Commission. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this news release, and we undertake no obligation to update this information.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1 (800) 294-1322.